Commission File No. 001-39415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

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VASTA PLATFORM LIMITED

NASDAQ GLOBAL SELECT MARKET

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Av. Paulista, 901, 5th Floor Bela Vista São Paulo, São Paulo, 01310-100 Brazil +55 11 3133-7311

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

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Class A common shares, par value US$0.00005 per share
(Description of class of securities)

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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vasta Platform Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

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Date	Name	Title
2026-01-20	/s/ Guilherme Alves Mélega	Chief Executive Officer